UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2024

Commission File Number: 001-41625

Cool Company Ltd.
(Translation of registrant's name into English)

2nd floor, S.E. Pearman Building
9 Par-la-Ville Road
Hamilton HM11
Bermuda
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F   ☐

Between February 22, 2024 and March 8, 2024, the Registrant issued press releases, copies of which are attached hereto as Exhibits 99.1, 99.2, 99.3, and 99.4 and incorporated herein for reference.

(c) Exhibit 99.1. Press release dated February 22, 2024

(c) Exhibit 99.2. Press release dated February 28, 2024

(c) Exhibit 99.3. Press release dated February 28, 2024

(c) Exhibit 99.4. Press release dated March 8, 2024

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Cool Company Ltd.
(Registrant)

Date: March 27, 2024	/s/ Richard Tyrrell
Richard Tyrrell
Chief Executive Officer